Mail Stop 3561

September 5, 2007

Charles R. Kokesh
Chief Executive Officer
Technology Funding Partners III Liquidating Trust
1107 Investment Boulevard
Suite 180
El Dorado Hills, CA 95762

> **Re:** **Technology Funding Partners III Liquidating Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **File No. 000-17998**

Dear Mr. Kokesh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies